Press Release

NOMADIC COLLABORATION INTERNATIONAL, INC. (OTC:BB NMDC) CONDUCTING US$1,000,000 PRIVATE PLACEMENT

Redmond, Washington, May 15, 2002 -Nomadic Collaboration International, Inc. (OTCBB: NMDC) announced today that it will be conducting a private placement offering of 1,000,000 units in the aggregate amount of US$1,000,000, at a price of US$1.00 per unit. PanAmerican Capital Corp. has agreed to purchase all of the units.

Each unit will consist of one (1) common share of the Company and one (1) share purchase warrant. Each share purchase warrant will be exercisable for a period of two (2) years and will entitle the holder thereof to purchase one (1) additional common share of the Company at a price per common share of US$1.10 during the first year and US$1.15 during the second year.

The proceeds of the offering are to be used for general working capital requirements.

The securities in this offering will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

On behalf of the Board of Directors

Nomadic Collaboration International, Inc.

/s/ Raymond L. Polman

President and CEO

For more information, contact:

Tel. (425) 869-6868
Fax (425) 556-1949
www.nomadiccollaboration.com